Franklin's Popcorn, Inc.

ANNUAL REPORT

1930 Village Center Circle #3-4956
Las Vegas, DE 89134
3607012446
https://popsmith.com

This Annual Report is dated May 5, 2026.

BUSINESS

Popcorn e-commerce business selling popcorn poppers and popcorn.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue: 2 years

Foreseeable major expenses based on projections: Advertising and inventory.

Future operational challenges: Advertising efficiency

Future challenges related to capital resources: Growing revenue requires growing capital

Future milestones and events: Launching new popper colors and consumables in 2026

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 487,186.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Tal Moore CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock and SAFE.

Common Stock
• Authorized: 15,100,000
• Outstanding: 12,967,776

• Voting Rights: One vote per share.
• Material Rights: The total amount outstanding includes 2,000,000 shares to be issued pursuant to stock options issued under the 2020 Equity Incentive Plan.

The total amount outstanding includes 709,422 shares to be issued pursuant to stock options, reserved but unissued under the Franklin's Popcorn 2023 Equity Incentive Plan.

The total amount outstanding includes 50,251 shares to be issued pursuant to stock options issued under the Franklin's Popcorn 2023 Equity Incentive Plan.
SAFE
• Amount Outstanding: $1,596,035.00
• Conversion Type: Common Stock
• Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event
• Valuation Cap: $10,483,555.00
• Discount Rate: 80
• Material Rights: None

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Franklin's Popcorn, Inc.

By /s/ *Tal Moore*

Title: CEO

By /s/ *Tal Moore*

Name: Tal Moore
Title: CEO

By /s/ *Tal Moore*

Name: Tal Moore
Title: CEO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Franklin Popcorn, Inc.
As of December 31, 2025

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
1010 CalPrivate Checking (3287)	$306,111.11
1021 Shopify Payments Clearing (PopSmith)	$0.00
1025 Shopify Holding	$17,399.23
1040 Shopify manual payments clearing	$0.00
1050 Payments for orders in progress at conversion	$0.00
1065 eCommerce Clearing	$12,612.05
1075 PayPal Holding	$0.00
1076 PayPal Franklins Holding	$0.00
1077 PayPal Popsmith Holding	$0.00
1078 CAD PayPal	$333.57
1080 Bill.com Money Out Clearing	$0.00
1081 PayPal - EUR	$39.61
Total for Bank Accounts	**$336,495.57**
Accounts Receivable	
1200 Accounts Receivable	$19,549.17
Accounts Receivable (A/R) - CAD	$0.00
Accounts Receivable (A/R) - CHF	$0.00
Accounts Receivable (A/R) - GBP	$0.00
Total for Accounts Receivable	**$19,549.17**
Other Current Assets	
14100 Inventory Clearing	$87,452.73
14500 Supplier Prepaid Deposits	$0.00
14600 Prepaid Insurance	$0.00
Accrued Payroll	$0.00
Amazon Carried Balances	$77,034.03
Amazon Pending Balances	$0.00

Balance Sheet

Franklin Popcorn, Inc.
As of December 31, 2025

Distribution account	Total
Amazon Reserved Balances	$0.00
Avalara Holding	-$45.03
Faire Holding	$612.27
Franklin's Inventory - Amazon	$73,632.14
Franklin's Inventory - Moby Dick	$41,268.57
Inventory Asset	$0.00
Inventory in Transit	$0.00
Popsmith Inventory - Amazon	$51,766.43
Popsmith Inventory - Moby Dick	$600,084.00
Prepaid expenses	$0.00
TikTok Holding	$1,068.00

Balance Sheet

Franklin Popcorn, Inc.
As of December 31, 2025

Distribution account	Total
Total for Other Current Assets	**$932,873.14**
Total for Current Assets	**$1,288,917.88**
Fixed Assets	
1505 Decorative Art	$4,805.00
2050 Furniture And Fixtures	$21,596.99
Accumulated Depreciation - Furniture and Fixtures	-$62,305.69
Office Equipment	$40,745.00
Total for Fixed Assets	**$4,841.30**
Other Assets	
16000 Section 174 R&D Expenditures	$1,881,820.00
17000 Start Up Costs	$8,000.00
18000 Accumulated Amortization	-$720,472.00
Total for Other Assets	**$1,169,348.00**
Total for Assets	**$2,463,107.18**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	$311,131.20
Accounts Payable (A/P) - GBP	$0.00
Total for Accounts Payable	**$311,131.20**
Credit Cards	
21050 AMEX Gold CC 12006 (11008)	$134,222.66
21060 AMEX Gold CC (5-51005)52003 CARD1	$0.00
21070 AMEX Gold CC (5-51005)52003 CARD2	$0.00
21080 AMEX Platinum CC (04005)	$0.00
21090 AMEX Gold CC 12004 (11006)	$295.00
21210 BoA CC (5251)	$0.00

Accrual Basis Saturday, March 07, 2026 06:10 PM GMT-08:00

Balance Sheet

Franklin Popcorn, Inc.
As of December 31, 2025

Distribution account	Total
21220 Chase Ink CC (1160) [FORMERLY 5730/4104]	$0.00
21250 Chase Business Card (4162)	$67,827.71
21310 Cap One Spark Bus CC (8438) personal	$0.00
21315 Cap One Spark Card (8625)	$0.00
BofA 4840 - Parent Card	$55,329.27
B of A cc 1732 (Tal)	$0.00
B of A cc 1862 (Leoul)	$0.00
B of A cc 2675 (Dave)	$0.00
B of A cc 5874 (Hallie)	$0.00

Balance Sheet

Franklin Popcorn, Inc.
As of December 31, 2025

Distribution account	Total
Total for BofA 4840 - Parent Card	**$55,329.27**
Total for Credit Cards	**$257,674.64**
Other Current Liabilities	
2002 Customer Credits	$0.00
2205 Inventory Payable (Goods Received, Not Invoiced)	$0.00
2210 Out Of Scope Agency Payable	$0.00
2230 Washington State Department of Revenue Payable	$0.00
24048 Deferred Revenue - Popsmith	$7,298.30
24049 Deferred Revenue - Franklin's	$67.99
24050 Accrued Expenses	$0.00
24060 Accrued Officer Salary Liability - Tal	$351,615.21
24061 Accrued Officer Salary Liability - Dave	$47,941.22
260000 Sales Tax Liabilities	$0.00
260002 Sales Tax Payable	$22,280.83
260003 Sales Tax Payable - 2	$36,766.40
Total for 260000 Sales Tax Liabilities	**$59,047.23**
401K Liability	-$992.75
Gift Card Liability	$1,746.38
Payroll Clearing	$1,360.50
Total for Other Current Liabilities	**$468,084.08**
Total for Current Liabilities	**$1,036,889.92**
Long-term Liabilities	
23055 Accrued Interest	$335,502.76
235550 Tal Moore Note Payable	$2,638,938.64
Line of Credit - CalPrivate 660375	$91,562.64
Total for Long-term Liabilities	**$3,066,004.04**
Total for Liabilities	**$4,102,893.96**
Equity	

Accrual Basis Saturday, March 07, 2026 06:10 PM GMT-08:00

Balance Sheet

Franklin Popcorn, Inc.
As of December 31, 2025

Distribution account	Total
3001 Opening balance equity	$0.00
Convertible Capital	$1,596,035.00
CrowdFund Equity	$916,317.42
Equity Contribution Barry Raber	$50,000.00
Equity Contribution Ori Bzowski	$19,980.00
Owner's Draw - Tal	-$99.00
3100 Retained Earnings	-$3,599,543.48

Balance Sheet

Franklin Popcorn, Inc.
As of December 31, 2025

Distribution account	Total
Net Income	-$622,476.72
Total for Equity	**-$1,639,786.78**
Total for Liabilities and Equity	**$2,463,107.18**

Profit and Loss

Franklin Popcorn, Inc.
January-December, 2025

Distribution account	Total
Income	
4000 Amazon	
4005 Franklins Amazon Sales	$1,066,214.49
4006 Popsmith Amazon Sales	$943,643.56
4010 Amazon Returns	-$70,467.68
4020 Amazon Disounts	-$12,973.40
4040 Amazon Shipping	$14,454.26
4070 FBA Inv Reimb	$20,158.57
Total for 4000 Amazon	**$1,961,029.80**
4100 Shopify	-$2,598.19
4110 Shopify Sales Franklin's	$173,322.12
4120 Shopify Sales PopSmith	$2,793,175.60
4210 Sales Discounts	-$347,074.49
4220 Shipping Income	$38,054.67
4230 Sales Returns and Refunds	-$139,042.43
Total for 4100 Shopify	**$2,515,837.28**
4200 Other Sales Accounts	
4201 Faire Revenue	$24,054.00
4202 Tiktok Revenue	$2,665.83
4203 Costco Wholesale	$543,921.40
4204 Williams-Sonoma Wholesale	$56,334.00
4250 Wholesale Sales	$116,000.80
Total for 4200 Other Sales Accounts	**$742,976.03**
4820 Vendor Refunds	$7,578.45
Total for Income	**$5,227,421.56**
Cost of Goods Sold	
5000 COGS	$4,907.20
5001 COGS Franklins Shopify	$122,338.44

Accrual Basis Saturday, March 07, 2026 06:10 PM GMT-08:00

Profit and Loss

Franklin Popcorn, Inc.

January-December, 2025

Distribution account	Total
5002 COGS PopSmith Shopify	$930,893.98
5003 COGS Franklins Amazon	$271,669.39
5004 COGS Popsmith Amazon	$198,395.81
5005 COGS Drop-shipped	$1,060.91
5006 COGS Wholesale	$259,526.48
50650 Inventory Adjustment	$107,830.05
Total for 5000 COGS	**$1,896,622.26**
50500 Packaging Costs	$16,307.07

Accrual Basis Saturday, March 07, 2026 06:10 PM GMT-08:00

Profit and Loss

Franklin Popcorn, Inc.
January-December, 2025

Distribution account	Total
5136 Inbound/Intrabound Shipping	$1,421.07
55000 Fulfilment Expenses	$157,683.44
55001 AMZ FBA Fees	$392,683.59
55002 AMZ Fees	$44,635.36
55003 AMZ Refund Fees	-$1,676.24
55004.1 Amazon Seller Fees - Other	$18,690.87
55004 Amazon Seller Fees - FBA	$244,546.26
55010 Warehouse Storage	$43,771.49
55015 Fulfillment Center Fees and Labor	$79,352.72
55020 Shipping Supplies and Materials	$98,313.59
55050 Return Fees	$8,500.00
64210 Fulfillment Outbound Shipping	$138,200.32
Total for 55000 Fulfilment Expenses	**$1,224,701.40**
Cost of Goods Sold	$1,472.67
Total for Cost of Goods Sold	**$3,140,524.47**
Gross Profit	**$2,086,897.09**
Expenses	
600 Advertising	
6010 Advertising & Promotion	$59,910.63
6015 Amazon Advertising	$392,522.55
6020 Facebook Advertising	$526,784.52
6030 Google Advertising	$260,050.89
6050 Other Advertising/Promotion	$2,961.15
6070 Affiliate Marketing	$46,985.25
6080 Influencer Giveaways	$70,606.11
6090 Creator Payments	$20,115.00
Faire wholesale commissions	$493.27
Total for 600 Advertising	**$1,380,429.37**

Accrual Basis Saturday, March 07, 2026 06:10 PM GMT-08:00

Profit and Loss

Franklin Popcorn, Inc.
January-December, 2025

Distribution account	Total
602 Travel and Employee Training	
60300 Automobile Expenses	$15.97
63110 Meals	$1,081.15
63600 Parking and Tolls	$557.18
64225 Professional Development	$23,514.50
64650 Training & Certifications	$3,123.00
64700 Travel	$37,349.33
64750 Travel - Meals	$1,005.34
Total for 602 Travel and Employee Training	**$66,646.47**

Profit and Loss

Franklin Popcorn, Inc.
January-December, 2025

Distribution account	Total
603 Sales and Product Expenses	
64410 Research & Development	$1,838.69
64420 Samples	$399.78
Total for 603 Sales and Product Expenses	**$2,238.47**
604 Consulting	
60410 Accounting	$70,357.50
60420 Consulting	$190,585.27
60450 Legal Expenses	$35,122.88
Total for 604 Consulting	**$296,065.65**
605 Administrative Expenses	
60500 Cloud Tools	$664.53
60900 Dues & Subscriptions	$36,264.29
60955 Software	$123,864.02
61550 Gifts	$2,866.22
62100 Insurance	$34,932.64
63300 Office Expenses	$11,191.28
63400 Office Supplies	$480.17
64600 Telephone & Internet	$1,964.20
Total for 605 Administrative Expenses	**$212,227.35**
606 Finance	
50350 Merchant Account Fees	$90,377.90
60400 Bank Service Charges	$7,872.61
60460 Charitable Contributions	$1,000.00
62800 Taxes/Licenses/Fees	$279.00
Total for 606 Finance	**$99,529.51**
607 Payroll	
63550 Contractors	$40,569.14
63700 Payroll Tax Expense	$32,821.88

Profit and Loss

Franklin Popcorn, Inc.
January-December, 2025

Distribution account	Total
65001 Overseas Employees	$83,128.96
65050 Officer Salary - Tal	$120,000.00
65051 Officer Salary - Dave	$192,310.91
Total for 607 Payroll	**$468,830.89**
608 Website	
65150 Website Development	$9,900.00
Total for 608 Website	**$9,900.00**
64800 Test Orders	-$133.23
69000 Uncategorized PayPal	$0.00

Accrual Basis Saturday, March 07, 2026 06:10 PM GMT-08:00

Profit and Loss

Franklin Popcorn, Inc.
January-December, 2025

Distribution account	Total
Creator (deleted)	$33,500.00
Total for Expenses	**$2,569,234.48**
Net Operating Income	**-$482,337.39**
Other Income	
70000 Other Income	$13,660.14
Sales Tax Discounts and Credits	$166.21
Total for Other Income	**$13,826.35**
Other Expenses	
Unrealized Gain or Loss	
82501 Interest Expense - CalPrivate Bank	$45,639.83
82600 Tal Note Payable Interest Expense	$106,643.85
8500 Exchange Gain/(Loss)	$26.53
Exchange Gain or Loss	-$4.62
Other Miscellaneous Expense	$1,660.09
Total for Other Expenses	**$153,965.68**
Net Other Income	**-$140,139.33**
Net Income	**-$622,476.72**

Statement of Cash Flows
Franklin Popcorn, Inc.
January-December, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	
14100 Inventory Clearing	
14500 Supplier Prepaid Deposits	
2000 Accounts Payable	
21050 AMEX Gold CC 12006 (11008)	
21060 AMEX Gold CC (5-51005)52003 CARD1	
21070 AMEX Gold CC (5-51005)52003 CARD2	
21080 AMEX Platinum CC (04005)	
21090 AMEX Gold CC 12004 (11006)	
21220 Chase Ink CC (1160) [FORMERLY 5730/4104]	
21250 Chase Business Card (4162)	
21315 Cap One Spark Card (8625)	
2205 Inventory Payable (Goods Received, Not Invoiced)	
2210 Out Of Scope Agency Payable	
2230 Washington State Department of Revenue Payable	
24048 Deferred Revenue - Popsmith	
24049 Deferred Revenue - Franklin's	
24060 Accrued Officer Salary Liability - Tal	
24061 Accrued Officer Salary Liability - Dave	
260000 Sales Tax Liabilities	
260002 Sales Tax Liabilities:Sales Tax Payable	
401K Liability	
Accounts Receivable (A/R) - CAD	
Accounts Receivable (A/R) - CHF	
Accounts Receivable (A/R) - GBP	
Accrued Payroll	
Amazon Carried Balances	
Amazon Pending Balances	
Amazon Reserved Balances	
Avalara Holding	
BofA 4840 - Parent Card	
BofA 4840 - Parent Card:B of A cc 1732 (Tal)	
BofA 4840 - Parent Card:B of A cc 2675 (Dave)	
Faire Holding	
Franklin's Inventory - Amazon	

- Franklin's Inventory - Moby Dick
- Gift Card Liability
- Inventory Asset
- Inventory in Transit
- Payroll Clearing
- Popsmith Inventory - Amazon
- Popsmith Inventory - Moby Dick
- Prepaid expenses
- TikTok Holding

Total for Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

FINANCING ACTIVITIES

- 23055 Accrued Interest
- 235550 Tal Moore Note Payable
- CrowdFund Equity
- Equity Contribution Barry Raber
- Line of Credit - CalPrivate 660375
- Owner's Draw - Tal

Net cash provided by financing activities

NET CASH INCREASE FOR PERIOD

Cash at beginning of period

CASH AT END OF PERIOD

Total
-622,476.72
8,870.67
-12,344.10
0.00
170,549.72
134,132.66
0.00
0.00
-16.50
-100,872.01
0.00
67,827.71
150.00
0.00
-65.90
0.00
7,298.30
67.99
132,518.21
-16,160.00
0.00
8,548.30
79.25
0.00
0.00
0.00
0.00
-77,034.03
0.00
0.00
79.17
9,252.56
0.00
0.00
-612.27
-54,431.72

	-28,115.07
	105.14
	0.00
	25,650.64
	-108.84
	-44,188.40
	-461,110.30
	2,650.75
	-1,068.00
	-$228,346.07
	-$850,822.79

	106,643.85
	750,000.00
	292,011.89
	50,000.00
	-215,718.85
	-99.00
	$982,837.89
	$132,015.10
	$204,480.47
	$336,495.57



carta

Franklins Popcorn S

As of 4/3/2026 • Generated by Tal M

	Shares Authorized	Shares Issued and Outstanding
Common Stock classes		
Common (CS) Stock	13,000,000	10,208,103
Total Common Stock issued and outstanding		
Preferred Stock classes		
Total Preferred Stock issued and outstanding		
Convertibles		
SAFE Financings (SAFE)		
Total Convertibles issued		
2020 Equity Incentive Plan	**2,000,000**	
RSAs not purchased		
Options and RSUs issued and outstanding		
Shares available for issuance under the plan		
Franklin's Popcorn 2023 Equity Incentive Plan	**759,673**	
RSAs not purchased		
Options and RSUs issued and outstanding		
Shares available for issuance under the plan		
Totals		

ummary Cap Table

oore (talmoore10@gmail.com) at 04/03/2026 14:21:18 PDT • Date format: MM/DD/YYYY

Fully Diluted Shares	Fully Diluted Ownership	Cash Raised (USD)
10,208,103	78.719%	$1,098,084.96
10,208,103	78.719%	$1,098,084.96
	0.000%	
		$1,596,035.00
		$1,596,035.00
	0.000%	
2,000,000	15.423%	
	0.000%	
	0.000%	
50,251	0.388%	
709,422	5.471%	
12,967,776	**100.000%**	**$2,694,119.96**



carta

Franklins Popcorn Intermedia

As of 4/3/2026 • Generated by Tal Moore (talmoore

Stakeholder ID	Name
ffb908e850948c1dd8beb03c041535	Desi-Derata, LLC
53773760e5f7bea76f677ccfbca666	North Coast LLC
f924021ace6c5a1de288a270beed6	PO51 Fund I, a series of Roll Up Vehicles, LP
3613c2e26465b0c3d141472d64b9a	Reid Covington
affd58ca8201ef8674940afd8d3ff37	Richard P. Werlein
d90a133309870673b4d3921c8e6b7	Ron Moon
60e5a8d06501fd789e82bfce97e9f8	SuperAngel.vc LP-B4
b3f324af5d49b2a5d979d0cb3d9db	Tact Product Development, Inc.
	Other common holders
	Options and RSU's issued and outstanding
	Shares available for issuance under the plan
	Fully diluted shares
	Fully diluted ownership
	Total Shares outstanding
	Percentage outstanding
	Share Class Original Issue Price

ate Cap Table

10@gmail.com) at 04/03/2026 14:21:18 PDT • Date format: MM/DD/YYYY

Common (CS)	Options and RSU's Outstanding Under 2020 Equity Incentive Plan	Options and RSU's Outstanding Under Franklin's Popcorn 2023 Equity Incentive Plan	Outstanding Shares
2,430			2,430
38,167			38,167
1,398,264			1,398,264
9,720			9,720
48,369			48,369
9,720			9,720
24,236			24,236
7,633			7,633
8,669,564	2,000,000	50,251	8,669,564
	2,000,000	50,251	
		709,422	
10,208,103	2,000,000	759,673	
78.719%	15.423%	5.858%	
10,208,103			10,208,103
100.000%			100.000%

Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
2,430	0.024%	0.019%
38,167	0.374%	0.294%
1,398,264	13.698%	10.783%
9,720	0.095%	0.075%
48,369	0.474%	0.373%
9,720	0.095%	0.075%
24,236	0.237%	0.187%
7,633	0.075%	0.059%
10,719,815	84.928%	82.665%
709,422		5.471%
12,967,776		**100.000%**
100.000%		
	100.000%	



carta

Franklins Popcorn Detailed C

As of 4/3/2026 • Generated by Tal Moore (talmoore

Stakeholder ID	Name
0765a03bceca30f0fe204425a8c87c	Amit Pandhi
6f93a6f11c9b4934ede374806fbecd	Barry Raber
ba83353018a73f5116a63b6fda644(	David Stickland
ffb908e850948c1dd8beb03c04153	Desi-Derata, LLC
53773760e5f7bea76f677ccfbca666	North Coast LLC
77e4d121bd73b2c8057994345c014	OMJC Hold Corp.
f924021ace6c5a1de288a270beed6	PO51 Fund I, a series of Roll Up Vehicles, LP
3613c2e26465b0c3d141472d64b9a	Reid Covington
affd58ca8201ef8674940afd8d3ff37	Richard P. Werlein
d90a133309870673b4d3921c8e6b7	Ron Moon
8511289f85ebf234b6f06c0a5f59c8	StartEngine Primary LLC
d03ac7e41f6f3f127c4aaff024bb5c4	StartEngine Secure LLC
60e5a8d06501fd789e82bfce97e9f8	SuperAngel.vc LP-B4
b3f324af5d49b2a5d979d0cb3d9db	Tact Product Development, Inc.
a90de358e43c8a47a013534d6df05	Tal Moore
	Options and RSU's issued and outstanding
	Shares available for issuance under the plan
	Fully diluted shares
	Fully diluted ownership
	Total Shares outstanding
	Percentage outstanding
	Share Class Original Issue Price

Cap Table

10@gmail.com) at 04/03/2026 14:21:18 PDT • Date format: MM/DD/YYYY

Common (CS)	Options and RSU's Outstanding Under 2020 Equity Incentive Plan	Options and RSU's Outstanding Under Franklin's Popcorn 2023 Equity Incentive Plan	Outstanding Shares
		50,251	
36,585			36,585
	2,000,000		
2,430			2,430
38,167			38,167
14,024			14,024
1,398,264			1,398,264
9,720			9,720
48,369			48,369
9,720			9,720
18,027			18,027
600,928			600,928
24,236			24,236
7,633			7,633
8,000,000			8,000,000
	2,000,000	50,251	
		709,422	
10,208,103	**2,000,000**	**759,673**	
78.719%	**15.423%**	**5.858%**	
10,208,103			**10,208,103**
100.000%			**100.000%**

Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
50,251	0.000%	0.388%
36,585	0.358%	0.282%
2,000,000	0.000%	15.423%
2,430	0.024%	0.019%
38,167	0.374%	0.294%
14,024	0.137%	0.108%
1,398,264	13.698%	10.783%
9,720	0.095%	0.075%
48,369	0.474%	0.373%
9,720	0.095%	0.075%
18,027	0.177%	0.139%
600,928	5.887%	4.634%
24,236	0.237%	0.187%
7,633	0.075%	0.059%
8,000,000	78.369%	61.691%
709,422		5.471%
12,967,776		**100.000%**
100.000%		
	100.000%	

NOTE 1 – NATURE OF OPERATIONS

[Franklins Popcorn Inc was formed on [5/1/2020] ("Inception") in the State of [__DE_]. The financial statements of [Franklins Popcorn Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Las Vegas NV].

[Franklins Popcorn inc is an online retailer that sells popcorn machines and popcorn consumables.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from online sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and _DE_ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
$2,038,938 owed to Tal Moore
$641,676 owed to Cal Private Bank

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of _13,000,000_ shares of our common stock with par value of $0._01_.
As of [12/31/25] the company has currently issued __12,996,000__ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through [Dec 31, 2025], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _____Tal Moore_____ (Print Name), the _____CEO_____(Principal Executive Officers) of ____Franklins Popcorn Inc.__(Company Name), hereby certify that the financial statements of ___Franklins Popcorn Inc.____ (Company Name) and notes thereto for the periods ending __1/1/25_____ (first Fiscal Year End of Review) and ___12/31/25_____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $_____; taxable income of $_____ and total tax of $_0_____.
   5,227,421   -622,476

> **If the company has not filed tax returns please** *replace above sentence with options below and then include the information for the previous year if applicable:*
>
> [Company] has not yet filed its federal tax return for [year]."
>
> **If the company is a brand new company please replace above sentence with:**
>
> "[Company] was not in existence for the previous tax year."
>
> **If neither of these apply, please delete these additional instructions**

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ____03 / 07 / 2026(Date of Execution).

_____ (Signature)

    CEO
_____ (Title)

   03 / 07 / 2026
_____ (Date)